Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2007

Mr. Thomas F. Ackerman
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts   01887

Re: **Charles River Laboratories International, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on February 27, 2007
        Form 8-K
        Filed on May 8, 2007
        File No. 001-15943

Dear Mr. Ackerman:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 50

7. Long Term Debt and Capital Lease Obligations, page 67

1.   Please provide to us in disclosure-type format a description of your accounting for the modification and conversion of the $660 million credit agreement into the

newly issued $428 million credit agreement and tell us how your accounting complies with the provisions of paragraph 16 of SFAS 140 and EITF 96-19.

2.   It is unclear from your disclosures how the conversion feature of your 2013 Notes meets the paragraph 11(a)(2) scope exception of SFAS 133. Please provide to us your analysis under EITF 00-19 that was the basis for your conclusion that derivative accounting was not required.

Form 8-K Dated May 8, 2007

3.   The financial measures "non-GAAP earnings" and non-GAAP basic and diluted earnings per share exclude certain recurring items and their exclusion appears to smooth earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that non-GAAP measures that have the effect of smoothing earnings are appropriate. Your disclosure regarding these measures does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K. The disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of these measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of these measures must be substantive. Please tell us the following in disclosure-type format:

* the economic substance behind management's decision to use these measures;
* the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
* the manner in which management compensates for these limitations when using the non-GAAP financial measures; and,
* the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

Please refer to Questions 8 and 15 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued on June 13, 2003.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant